Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Borderfree, Inc.

Confidential Draft Registration Statement on Form S-1

Originally Submitted July 19, 2013

CIK No. 0001277141

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Borderfree, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the draft Registration Statement on Form S-1 submitted on July 19, 2013 (the “Registration Statement”), as set forth in the Staff’s letter dated August 15, 2013 (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the confidential submission of the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

United States Securities and Exchange Commission

October 18, 2013

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges that subsequent disclosure of the price range may elicit additional comments from the Staff.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that it has not provided any such written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company also advises the Staff that at this time no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. Should the Company provide any written communications to investors or any research reports be so published, it will provide them to the Staff on a supplemental basis.

3.	Please update your financial statements through June 30, 2013. Refer to Rule 3-12 of Regulation S-X.

RESPONSE: The Company advises the Staff that it has updated its financial statements and related disclosure in its Amendment No. 1.

United States Securities and Exchange Commission

October 18, 2013

Inside Front Cover Page

4.	Your graphics include 5-year performance charts for your total number of customer ecommerce sites on your platform and your gross merchandise volume. Both charts show a pattern of strong growth for these metrics over time. We note, however, that you have a history of net income and losses. In order to balance your disclosure to show that your strong growth in total number of customer ecommerce sites on your platform and your gross merchandise volume has not resulted in consistent profitability, please either revise these charts or provide a chart for your net income or losses for the same periods. Further, your graphics should provide a definition of gross merchandise volume that clarifies it represents orders processed through your platform, but does not represent revenue generated by BorderFree.

RESPONSE: In response to the Staff’s comment, the Company has revised the inside front cover page of its prospectus to reflect the requested disclosure.

Prospectus Summary, page 1

5.	Please provide us supplemental copies of the reports or other source documentation that you cite in your prospectus summary, management’s discussion and analysis and your business section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise us if any of these reports were commissioned on your behalf.

RESPONSE: In connection with this letter, the Company is supplementally providing the Staff with copies of the reports and other source documentation cited in the prospectus summary, management’s discussion and analysis and business section of the Registration Statement from which market or other data is extracted. The Company has marked each source to highlight the applicable portion or section containing the supporting statistic or the data as appropriate and has cross-referenced it to the appropriate location in Amendment No. 1. The Company advises the Staff that the Company has commissioned a study conducted by Forrester Research, Inc. (“Forrester”), which the Company cites on pages 1, 2, 3, 42, 77 and 79. The Company has included the consent of Forrester as Exhibit 23.3 to Amendment No. 1. The Company advises the Staff that none of the other reports or articles cited in the prospectus were commissioned by the Company or on the Company’s behalf. The Company has concurrently requested that such materials be returned to the Company when the Commission’s review of such materials is complete.

United States Securities and Exchange Commission

October 18, 2013

6.	We note your discussion of Adjusted Revenue on page 2. Please identify this as a non-GAAP measure.

RESPONSE: In response to the Staff’s comment, the Company has revised page 2 to identify Adjusted Revenue as a non-GAAP financial measure.

7.	In addition to your graphics, you should provide disclosure in your prospectus summary on page 2 of your recent periods of net income or losses to balance your disclosure of other metrics that indicate strong growth.

RESPONSE: In response to the Staff’s comment, the Company has revised page 2 to reflect the requested disclosure.

8.	You describe on page 4 the importance of your growing data asset, which is described as the information you collect from your customers’ consumers who have orders processed through your ecommerce and fulfillment services. Further, you indicate that this data asset may provide valuable intelligence or reports that may be used for marketing or other purposes for your retailer or brand customers. Please revise here and elsewhere appropriate to clarify whether you generate any separate revenue from this data or the reports that you may generate from it. It is unclear whether you monetize this asset beyond making your core products and services more attractive to your customers.

RESPONSE: The Company supplementally advises the Staff that it does not currently generate any separate revenue from its growing data asset. The Company does not monetize this asset beyond making its core products and services more attractive to its customers. At some point in the future the Company may monetize this asset, but it does not have any current plans to do so. In response to the Staff’s comment, the Company has revised page 5 to reflect the requested disclosure.

9.	Please disclose that four principal stockholders, two of which are affiliated with management, have substantial control over BorderFree after this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised page 6 to reflect the requested disclosure.

Risk Factors, page 15

10.	Please advise us whether a risk factor is necessary to discuss the preemptive rights that certain stockholders possess under the Investor Rights Agreement. Also, please revise here and where appropriate when or the circumstances under which the preemptive rights and registration rights terminate.

United States Securities and Exchange Commission

October 18, 2013

RESPONSE: The Company supplementally advises the Staff that it expects that the preemptive rights that certain stockholders possess under the Investor Rights Agreement will terminate by the terms of the Investor Rights Agreement upon the completion of the offering. The Company intends to amend the Investor Rights Agreement prior to the completion of the offering to explicitly terminate such rights. Accordingly, the Company respectfully submits that additional disclosure regarding such rights is unnecessary.

Use of Proceeds, page 43

11.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 5, 80 and 81 you describe growth plans, but do not indicate if they will be funded via offering proceeds.

RESPONSE: The Company supplementally advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity, as such decisions will depend on market and competitive factors as they evolve over time. Pursuant to Item 504 of Regulation S-K, the Company has stated and discussed the principal reasons for the offering given that the Company does not currently have specific plans for the use of the proceeds from the offering. The Company has disclosed on page 43 that it has not quantified or allocated any specific portion of the net proceeds or range thereof to any particular purpose. Moreover, the Company states on pages 7, 40 and 43 that it intends to use the net proceeds for working capital and other general corporate purposes, and that a portion of the net proceeds may be used for the acquisition of businesses, technologies or other assets that the Company believes are complementary to its own, although it does not have agreements, commitments or understandings with respect to any such transaction. The Company believes these intended uses are in furtherance of the Company’s stated growth plans on pages 5, 6, 82 and 83, which include expanding the number of hubs and carriers in its logistics network, engaging in strategic partnerships, expanding its sales and marketing investments to focus on acquiring new customers, innovating and adding new functionality to its platform, and pursuing strategic acquisitions. Therefore, the Company respectfully submits that it believes no further disclosure on the use of proceeds is necessary.

United States Securities and Exchange Commission

October 18, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

12.	Please revise your management’s discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends, events and uncertainties. Your management’s discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release No. 33-8350. On page 25, you list various factors that could affect your quarterly operating results, but they are presented as reasons why your stock price may decline at some undetermined point in the future. To the extent any of those factors present material trends, events, and uncertainties that have or will affect your operations in the next 12 months, you should discuss them in more detail with specific facts and quantitative and qualitative disclosures.

RESPONSE: The Company respectfully submits that the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registration Statement, including the Overview subsection (see discussion of the Company’s growth strategies on page 51), Key Metrics subsection (see discussion of the various drivers of the Company’s business on pages 52 and 53), the Components of Results of Operations subsection (see discussion of customer and geographic concentration on page 54, and components of operating expenses on pages 54 and 55), period-to-period comparisons (see accompanying discussions regarding the changes from period-to-period in the comparisons on pages 64 through 69), the quarterly results of operations and seasonality discussion on pages 70 and 71, and the foreign currency exchange risk discussion on page 76 provide the requisite disclosure in detail with specific facts and quantitative and qualitative disclosures regarding material events, trends and uncertainties that have or will affect the Company’s operations in the next 12 months.

However, in response to the Staff’s comment, the Company has provided additional disclosures on page 72 of Amendment No. 1, including additional detail relating to the Company’s growth strategies and the need for additional capital for strategic acquisitions.

13.	You indicate on page 50 that the basis of your platform today was developed in 2008 and you acquired the Borderfree business unit of Canada Post Corporation in March 2012. However, your prospectus summary, management’s discussion and analysis and business section present your ecommerce platform business as a unified entity, without discussing how the Canada Post business was integrated into your existing business. It is unclear whether you use the same technology, offer the same services, and/or if your agreements contain similar terms or arrangements. Please revise to clarify how the acquisition of Canada Post’s Borderfree unit altered your existing business operations.

United States Securities and Exchange Commission

October 18, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised page 51 to disclose that the acquisition of certain assets of Canada Post’s Borderfree business unit did not materially alter its existing business operation. The services and technology provided by, as well as agreements and customer arrangements related to, the acquired business unit were similar to those being provided by the Company. The majority of the $2.0 million purchase price was allocated to customer relationships with much of the remainder allocated to technology, which is being utilized for a brief period of time after the acquisition, until all customers are integrated into the Company’s existing platform. The Company’s primary goal of the acquisition was to expand its overall customer base.

14.	Please describe the material terms of your transactions to acquire the Borderfree unit of the Canada Post in an appropriate place, or explain to us why you believe it is not material. Further, please file this agreement, pursuant to Item 601 of Regulation S-K, or advise why you believe it is not required.

RESPONSE: The Company respectfully submits that the further disclosure of terms of its purchase of certain assets of Canada Post’s Borderfree business unit are not required, and the related agreement is not required to be filed as an exhibit to the Registration Statement. The Company believes that the agreement is not a material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement required to be filed pursuant to Item 601(b)(2) of Regulation S-K because the Company has no continuing financial or other material obligations relating to or arising out of the agreement. The Company believes that the impact of this transaction is fully reflected in the Company’s financial statements and the agreement itself is not material. Additionally, the Company believes that the agreement is not a material contract of the type specified under Item 601(b)(10) of Regulation S-K because the purchase of the assets was not material to the Company. In light of the foregoing, the Company believes that this agreement will have little impact on the Company going forward, and that, accordingly, not filing this agreement as an exhibit to the Registration Statement would not deprive investors of information that would be material to an investment decision.

15.	On page 51, you disclose substantially all of your customers were U.S.-based retailers engaged in cross-border ecommerce. Please revise to clarify whether any of your customers are solely Canadian units of U.S.-based retailers that you acquired from the Canada Post in 2012. If not, please clarify whether the Canada Post’s Borderfree unit that you acquired consisted of mostly U.S.-based clients.

RESPONSE: In response to the Staff’s comment, the Company has revised page 51 to clarify that substantially all of the customers acquired in its 2012 acquisition of CPBF were U.S.-based retailers.

United States Securities and Exchange Commission

October 18, 2013

Key metrics, page 51

16.	Revise your definition of gross merchandise volume to clearly indicate that this metric does not represent revenue earned by the Company.

RESPONSE: In response to the Staff’s comment, the Company has revised page 52 to clarify that the definition of gross merchandise volume does not represent revenue earned by the Company.

17.	In light of your risk factors on pages 16 and 25 that discuss the importance of your customers renewing their agreements, please revise to provide your renewal rates or similar metrics. Otherwise explain to us why such metrics are not material to an understanding of your business.

RESPONSE: The Company supplementally draws the Staff’s attention to the disclosure of its customer retention rate in “Business—Our Competitive Strengths” on page 80 of the Registration Statement. Since 2008, the average customer retention rate has been 93%. The Company believes that Gross Merchandise Volume is a better measure to understand its business because it encompasses volume and pricing in addition to customer retention. Although management does track customer retention, given its unusually high retention rates, it believes that Gross Merchandise Volume is a more meaningful indicator of its business for the reasons articulated on page 52 of Amendment No. 1.

18.	In light of the fact that a majority of your revenues are derived from your largest 10 customers for fiscal year 2012, please advise us why the number of orders shipped and fulfillment revenue per order, as briefly described on page 64, are not key metrics as opposed to the total number of customers.

RESPONSE: The Company respectfully advises the Staff that it believes that Gross Merchandise Volume is a key metric that incorporates a number of important factors into a single metric including the total dollar value of consumer orders and the number of orders shipped. Since the total dollar value of consumer orders varies by order, the Company does not view the number of orders shipped alone as a key metric. Additionally, as the Company executes its strategic initiatives, optimizes logistics, and offers additional shipping options, the Company believes that fulfillment revenue per order could decline, while margins remain neutral, as the Company may pass a portion of its cost savings on to its consumers. This is aligned with the Company’s

United States Securities and Exchange Commission

October 18, 2013

focus of lowering barriers to a consumer’s purchase decision, in which the cost of fulfillment is a key factor, in order to maximize Gross Merchandise Volume. As a result, fulfillment related metrics such as fulfillment revenue per order are not currently key metrics for the Company.

Revenues, page 52

19.	Please clarify here and in your business section how customer returns affect your ecommerce services and fulfillment revenue. It is unclear whether you or your customers bear the expense for returns and exchanges.

RESPONSE: The Company supplementally advises the Staff that when a consumer returns his or her purchase to the Company’s customer, the Company typically refunds certain ecommerce fees related to foreign exchange services to the consumer. The Company estimates these refunds based on historical experience and records a refund reserve as the time of sale. Ecommerce fees related to parcel protection charged to the consumer are not refunded. Fulfillment costs are typically paid for by the consumer in the event of a return or an exchange, and, in some cases, are paid by the customer.

In response to the Staff’s comment, the Company has revised page 53 to reflect the requested disclosure.

20.	Please provide a more detailed discussion of how you generate fulfillment revenue. For example, please clarify whether a portion of the fulfillment revenue is based on a percentage of the sales value of the goods sold, a per unit charge for the logistics and handling aspect of the fulfillment service, or if your entire fulfillment revenue is solely dependent on your shipping costs.

RESPONSE: In response to the Staff’s comment, the Company has revised page 53 to reflect the requested disclosure. The Company supplementally advises the Staff that fulfillment services revenue is paid by the consumer for international shipping, handling and other global logistics services based on a price determined by the Company. The Company has complete latitude in establishing the price charged to the consumer for fulfillment services. In arriving at the price charged to the consumer, the Company factors in a number of variables including estimated costs to be incurred and promotional considerations such as free or discounted shipping to drive Gross Merchandise Volume.

21.

Please revise where appropriate to clarify the level of negotiation involved with your customers on how you set your prices for fulfillment. Also, please clarify the extent that your customers are not fully reimbursed for fulfillment services from their respective

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consumers. For example, if there is a trend that your customers are offering free international or subsidized international shipping due to competitive pressures, you should discuss how this trend affects your pricing and margins for fulfillment services.

RESPONSE: In response to the Staff’s comment, the Company has revised page 53 to reflect the requested disclosure. The Company respectfully advises the Staff that it retains complete latitude in establishing the price charged for fulfillment services to its consumers. The Company’s customers are not involved in establishing prices charged for fulfillment. From time to time, certain incentives may be offered to the consumer including free shipping and flat rate shipping promotions in an effort to drive sales conversion. In most instances, when free or discounted shipping is offered, the customer is paying the Company for the shipping on behalf of the consumer. In such instances, there is no impact on the overall revenue per order or to the margin per order. In certain instances, the Company may offer free or discounted shipping as an incentive to drive increased volume. Company-supported promotions may negatively impact overall pricing per order and margin per order. However, it is the Company’s and its customer’s intention that such promotions will drive increased order completion rates and therefore greater overall volume.

Revenue recognition, page 56

22.	Please clarify if you recognize any revenue or fee related to the implementation of your platform for a new customer. In this regard, we note your disclosure on page 3, “After a minimal initial investment for integration with our platform.…”

RESPONSE: The Company supplementally advises the Staff that it has determined that the implementation services do not have standalone value in accordance with ASC 605-25. The Company’s accounting policy for implementation fees, if material, is to defer revenue and the related direct costs, which are comprised mainly of the labor costs associated with the Company’s implementation team, over the expected customer relationship period. To date, implementation fees and related direct costs have not been material and therefore have been reported in the period the services have been completed. Implementation fees are less than 0.1% of revenue for the year ended December 31, 2012 and the six months ended June 30, 2013. Related direct costs approximate 0.1% of total operating expenses for the year ended December 31, 2012 and the six months ended June 30, 2013.

23.	We note your global transportation and logistics coordination disclosures beginning on page 83. We further note your disclosure on page 57 that you have evaluated transactions with customers and consumers for multi-element arrangements and determined that there is a single unit of accounting for each transaction. Please clarify if you recognize global ecommerce services revenue when the parcels are received at your third-party hub facilities or when the parcel is received by the consumer. In this regard, we note your policy disclosure appears to differentiate revenue recognized from your customers and from fulfillment services.

United States Securities and Exchange Commission

October 18, 2013

RESPONSE: The Company advises the Staff that within global ecommerce services revenue, the Company derives revenues from transactions with its customers and through separate arrangements with the consumers who shop our customers’ websites.

Global ecommerce revenue from customers relate to fees paid to the Company by its customers based on a percentage of their total gross international sales revenue processed through the Company’s technology and services platform. This revenue is recognized upon the completion of the agreed upon service to the customer, which occurs upon the shipment of the parcel from our third-party hub facilities to the consumer.

Separately, the Company generates global ecommerce revenue from fees charged to the consumer for foreign exchange services and parcel protection. This revenue, as well as fulfillment services revenue which is also paid by the consumer, is earned when the risk of loss is transferred to the consumer, which occurs upon delivery to the consumer.

Stock-based Compensation, page 58

24.	When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: The Company advises the Staff that, once an estimated IPO price has been determined, it will include such additional disclosure regarding each significant factor contributing to the difference between the estimated IPO price and the fair value determined for the Company’s most recent valuation date. The Company first initiated discussions with underwriters in January 2013, when the Company met with representatives from each of the underwriters. As of the date of the letter, the underwriters have not provided the Company with the estimated price range or amount for the Company’s stock to be sold. The Company will advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range and amount for the Company’s stock.

United States Securities and Exchange Commission

October 18, 2013

Results of Operations, page 63

25.	We note that when discussing the increase in revenue you cite the increase in gross merchandise volume (“GMV”). Revise your disclosure to indicate whether the increase in GMV is due to recognizing a full year of GMV since a customer was new in prior period. That is, indicate whether the GMV represents new revenue to your customer or did they transition that revenue from their internal platform or from a third-party platform.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 64 and 65 to clarify the increase in GMV.

26.	We note that in the interim period ending March 31, 2013 GMV increased 81.5% in comparison to the prior comparable period. Tell us whether the sequential growth rate over the quarters has declined. In this regard, provide this growth rate for the fourth quarter 2012 and for interim periods in 2013. Consider adding a discussion and analysis of your growth rate.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 71 to include a discussion and analysis of its growth rate in GMV.

27.	Please tell us why you do not break out your cost of revenues similarly as you have broken out your revenues.

RESPONSE: The Company supplementally advises the Staff that its management measures financial performance of the business based on total operating margin and Adjusted EBITDA, as opposed to operating margin for each type of revenue. The Company believes that investors will evaluate the business in the same manner.

28.	Please provide disclosure to discuss your provision for income taxes. This disclosure should discuss the significant reconciling items between your statutory tax rate and your effective tax rate.

RESPONSE: In response to the Staff’s comment, the Company has included disclosure in pages 56 to discuss its provision for income taxes.

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October 18, 2013

Liquidity and Capital Resources, page 70

29.	On page 70, you disclose your belief that you have sufficient working capital and liquidity to support your operations for at least the next 12 months. Please revise to clarify whether this statement refers to the maintenance of your current level of operations with organic growth, or if it includes implementing your growth strategy discussed on pages 5, 80 and 81 and the associated capital investments needed to expand your operations. To the extent that you will use offering proceeds to implement your growth strategy, you should quantify the amounts of offering proceeds needed for the next 12 months.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 72 to provide the requested clarification.

Business, page 75

General

30.	We note that you do not provide disclosure of backlog believed to be firm pursuant to Item 101(c)(1)(viii) of Regulation S-K. Please advise us why you do not provide us this information or similar items such as bookings.

RESPONSE: The Company supplementally advises the Staff that backlog is not applicable to its business. The Company is an ecommerce business which offers a platform to its customers that allows them to transact with international consumers. Since the Company’s revenue is not committed upfront but rather driven by factors such as Gross Merchandise Volume, the Company respectfully submits that there is no material committed backlog.

31.	Throughout your prospectus, you discuss that you are reliant on third-party entities for various aspects of your business operations. You rely on: third-party hub facilities in Ohio and Michigan to collect, sort and process the merchandise ordered and to be shipped; foreign currency exchanges, as discussed on page 74; and data centers to host your platform. Please explain to us why your business is not substantially dependent upon these agreements, either individually or by category of agreements. Otherwise, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. To the extent you are substantially dependent on these agreements, please describe their respective material terms in your prospectus.

RESPONSE: The Company respectfully submits that its agreements with third-party hub facilities, its foreign currency exchange provider and its data centers are not required to be filed as exhibits to the Registration Statement. The Company believes that the agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii)(B).

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October 18, 2013

The Company has entered into agreements with several third-party hub facilities that provide certain order fulfillment and shipping services. The hub facilities are redundant. If one hub facility becomes unavailable (or the applicable agreement is not renewed), the Company could operate using the other hub facility. Furthermore, the Company supplementally advises the Staff that there are a number of alternate third-party hub facilities available to provide order fulfillment and shipping services to the Company on reasonable commercial terms, and within a reasonable timeframe that would not result in material disruption to the Company’s operations.

Although the Company currently relies on only one third-party foreign exchange services provider for currency exchange and remittance services, the Company supplementally advises the Staff that there are a number of alternate third-party foreign exchange services providers that can provide currency exchange and remittance services to the Company on reasonable commercial terms, and within a reasonable timeframe that would not result in material disruption to the Company’s operations.

The Company has entered into agreements with several third-party data center facilities to host and deliver its products. These data center facilities are redundant. If one data center facility becomes unavailable (or the applicable agreement is not renewed), the Company could operate using the other data center facility. The Company supplementally advises the Staff that there are a number of alternate third-party data center facilities available to provide services to the Company on reasonable commercial terms, and within a reasonable timeframe that would not result in material disruption to the Company’s operations.

Products and Services, page 81

32.	Please revise to provide a clear, concise description of how your ecommerce platform operates. For example, you describe the use of “APIs,” but do not define or explain what this term means. We assume that API refers to application programming interface. Also, it is unclear whether your platform’s core function is to clone or recreate a retailer’s existing U.S. based website and change the language, currency, and international checkout pages, or if your software development team provides extensive creation of these ecommerce websites. Further, it is unclear whether you host these international sites on your servers and how much control you have over their day-to day function.

RESPONSE: In response to the Staff’s comment, the Company has revised page 84 to reflect the requested disclosures.

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October 18, 2013

33.	It appears that you collect foreign taxes, such as value-added taxes or sales tax, on behalf of your customers. Please revise to describe your process of ensuring you meet the various international tax requirements in terms of paying the proper amount of tax and filing the appropriate tax filings.

RESPONSE: In response to the Staff’s comment, the Company has revised page 85 to reflect the requested disclosure.

Competition, page 87

34.	Please expand your discussion of the three other sources of competition that you briefly describe on page 87: third-party point solutions or freight forwarding services; full-Service ecommerce business process outsourcers; and large on-line marketplaces which provide retailers with international logistics support. You should describe these business models in more detail, provide examples and explain how your platform differs from their products.

RESPONSE: In response to the Staff’s comment, the Company has revised page 90 to reflect the requested disclosures.

35.	Please clarify whether the market for international ecommerce software and fulfillment services is highly fragmented and contains well-funded competitors.

RESPONSE: In response to the Staff’s comment, the Company has revised page 90 to clarify whether the market for international ecommerce software and fulfillment services is highly fragmented and contains well-funded competitors.

Management, page 89

Executive Compensation, page 96

36.	Please clarify whether you have any individual employment agreements or arrangements with your named executive officers. Also, please revise to clarify whether you anticipate your executive compensation to materially increase after your IPO and transition to a publicly-traded company. We note, for example, that your compensation committee declined to issue any equity grants to your named executive officers in 2012 and through the period just prior to your IPO.

United States Securities and Exchange Commission

October 18, 2013

RESPONSE: The Company respectfully advises the Staff that it is considering individual employment agreement or arrangements with its named executive officers in connection with this offering and will describe those in the prospectus when approved. As disclosed on page 99 of the prospectus, the Company has hired a compensation consultant to review the Company’s compensation practices, however, no determination as to compensation changes have been made. Finally, the Company has revised its disclosure on page 100 of the prospectus to disclose the equity grant made to its chief executive officer in June 2013.

Certain Relationships and Related Party Transactions, page 104

37.	Please revise your disclosure on page 105 regarding the promissory notes issued to members of your management to include the details required by Instruction 3 of Item 404(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and 109 to include the details required by Instruction 3 of Item 404(a) of Regulation S-K.

Description of Capital Stock, page 109

38.	Please revise to describe the material terms of your preemptive rights provision of your Investor Rights Agreement filed as Exhibit 4.2. You should clarify who holds the preemptive right to purchase new securities issued, the duration of the right, and the notice provisions. Further, please clarify that all of your principal stockholders are parties to this agreement.

RESPONSE: The Company supplementally advises the Staff that it expects that the preemptive rights that certain stockholders possess under the Investor Rights Agreement will terminate by the terms of the Investor Rights Agreement upon the completion of the offering. The Company intends to amend the Investor Rights Agreement prior to the completion of the offering to explicitly terminate such rights . Accordingly, the Company respectfully submits that additional disclosure regarding such rights is unnecessary.

United States Securities and Exchange Commission

October 18, 2013

Financial Statements

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Accounting Principles, page F-8

39.	We note you identify several subsidiaries that are included in the consolidated financial statements. Please tell us whether any of these subsidiaries are significant under Rule 1-02(w) of Regulation S-X.

RESPONSE: The Company supplementally advises the Staff that none of its subsidiaries identified in the consolidated financial statements are significant based on its evaluation of the criteria outlined in Rule 1-02(w)(1)-(3) of Regulation S-X.

Revenue Recognition, page F-10

40.	Please provide your analysis that supports presenting revenue on a net basis and gross basis for your Global ecommerce services and fulfillment services respectively. Cite the accounting literature that supports your accounting. Your response should address the indicators outlined in ASC 605-45-45.

RESPONSE: The Company supplementally advises the Staff that global ecommerce services revenue includes a fee paid to the Company by its customers based on a percentage of its customers’ total gross international sales revenue processed through the Company’s platform, as well as a fee paid by the consumer related to foreign exchange and other transactional services, including parcel protection. The Company records this revenue on a net basis based on its evaluation of the following relevant indicators outlined in ASC 605-45-45, Principal agent considerations:

Net indicators

•	Whether the Company is the primary obligor in the arrangement. The Company believes that the customer is the primary obligor. The customer is the party selling to the international consumer through the customer’s website utilizing the Borderfree platform. The customer is responsible for providing the desired product to the consumer. The consumer believes he or she is transacting with the Company’s customer. Additionally, the customer handles consumer satisfaction issues and if the consumer is not satisfied with the desired product its only recourse is to the customer.

•

Whether the Company has general inventory risk – before customer order is placed or upon customer return. The Company does not take title of the desired product before the consumer’s order is placed. After the consumer’s order is placed, the

United States Securities and Exchange Commission

October 18, 2013

customer will ship the parcel to one of the Company’s third-party hub facilities for final shipment to the consumer. While the Company takes title to the parcel from the customer upon receipt at the respective third-party hub facility, the custodial risk is limited as the product has already been sold to the consumer and therefore the Company does not have the risk of markdowns or obsolescence during shipment or in the event of a return or exchange.

•	Whether the Company has latitude in establishing price. The customers have complete latitude in establishing the retail price of the products sold to consumers without any involvement from the Company. As a result of the product sales, the Company then earns a fee from the customers based on arrangements negotiated with the customer.

•	Whether the Company changes the product or performs part of the service. The Company does not physically change the desired product purchased from the customer by the consumer.

•	Whether the Company has discretion in supplier selection. The consumer’s desired product is provided by the respective customer they purchase it from. The Company has no discretion in supplier selection.

•	Whether the Company is involved in the determination of product or service specifications. The Company does not determine the nature, type, characteristics, or specifications of the desired product ordered by the consumer. Those are determined by the customer.

•	Whether the amount the Company earns is fixed. The Company earns a contracted percentage of our customer’s total gross international sales revenue from consumers processed through our platform.

Gross indicators

•	Whether the Company has physical loss inventory risk – after customer order or during shipping. The Company takes title from the customer for a brief period of time upon receipt of the parcel at its third-party hub facilities until the time of shipment from the third-party hub facility. While the Company takes title to the parcel from the customer upon receipt at the respective third-party hub facility, the custodial risk is limited as the product has already been sold to the consumer and therefore the Company does not have the risk of markdowns or obsolescence. Risk of loss with respect to damage or lost goods remains with the Company until delivery of the parcel to the consumer.

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October 18, 2013

•	Whether the Company has credit risk. The Company assumes the credit risk for the amount billed to the consumer. The Company is responsible for collecting the amount billed to the consumer and the Company must pay the amount owed to the customer regardless of whether the amount billed to the consumer is fully collected.

Based on the collective weight of the indicators described above, the Company concluded that global ecommerce services revenue should be reported net.

Fulfillment services revenue is paid by the consumer for international shipping, handling and other global logistics services. The Company records this revenue on a gross basis based on our evaluation of the following relevant indicators outlined in ASC 605-45-45, Principal agent considerations:

Gross indicators

•	Whether the Company is the primary obligor in the arrangement. The Company believes that it is the primary obligor with respect to fulfillment services. The Company is responsible for providing fulfillment services to the consumer and is expected to resolve any issue arising during fulfillment process. The customer has no involvement in fulfillment.

•	Whether the Company has latitude in establishing price. The Company has complete latitude in establishing the price of fulfillment services.

•	Whether the Company changes the product or performs part of the service. The Company is ultimately responsible for all aspects of the fulfillment services.

•	Whether the Company has discretion in supplier selection. The Company has complete discretion with respect to supplier selection.

•	Whether the Company is involved in the determination of product or service specifications. The Company determines the nature, type, characteristics, or specifications of fulfillment services including carrier selection and shipping methods and is primarily responsible for fulfillment services.

•	Whether the Company has physical loss inventory risk – after customer order or during shipping. The Company takes title from the customer upon receipt of the parcel at its third-party hub facilities until the time of shipment from the third-party hub facility. Risk of loss remains with the Company until delivery of the parcel to the consumer.

United States Securities and Exchange Commission

October 18, 2013

•	Whether the Company has credit risk. The Company assumes the credit risk for the amount billed to the consumer. The Company is responsible for collecting the amount billed to the consumer and the Company must pay the amount owed to vendors regardless of whether the amount billed to the consumer is fully collected.

Based on the collective weight of the indicators described above, the Company concluded that fulfillment services revenue should be reported gross.

41.	Tell us whether the Global ecommerce services include a minimum fee or volume requirement. Describe the fee structure for these services including other features that are being combined into a single unit of accounting. In this regard, we note that you state that you earn a portion of your global ecommerce services revenue from fees paid to you by your customers based on a percentage of their sales generated through your platform (your page 52). Describe the nature of the fees that represent the remaining portion of this service fee.

RESPONSE: The Company supplementally advises the Staff that global ecommerce services typically do not include a minimum fee or volume requirement with its customers. In addition to the fees paid to the Company by its customers based on a percentage of their total gross international sales revenue processed through the Company’s technology and services platform, the Company also generates ecommerce revenue from consumers through separate arrangements. This consumer generated ecommerce revenue is for services related to foreign exchange and parcel protection from consumers who transact on its customers’ websites and mobile applications.

42.	We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

RESPONSE: The Company supplementally advises the Staff that its platform is not within the scope of ASC 985-605 as the customers do not have the contractual right to take possession of our platform or any of our platform-related software.

United States Securities and Exchange Commission

October 18, 2013

Note 14. Sale of Global Settlement Systems Business, page F-33

43.	We note that you did not record the sale of Global Settlement Systems as a discontinued operation due to significant continuing involvement. Please describe the nature of your involvement and indicate why you believe that this involvement is significant. We refer you to ASC 205-20-45-1 and 55-17.

RESPONSE: The Company supplementally advises the Staff that in conjunction with ASC 205-20-45-1 and 55-17, discontinued operations is appropriate when both the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal transaction, and the entity will not have any significant continued involvement in the operations of the component after the disposal transaction. The Company has utilized the four step process of ASC 205-20-55-3 to summarize the basis for its conclusion that the operating results of its GSS business should not be presented as discontinued operations.

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Yes. The cash flows are described in Step 3.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Yes. The cash flows (both inflows and outflows) represent the continuation of activities between Borderfree and GSS. The Company will continue to have significant continuing involvement in the GSS operations through a long-term outsourcing services agreement. The long-term services agreement includes supporting services related to the trading and operations activities, software application development and the license and support of the underlying GSS software which is licensed to the buyer in connection with the agreement but in which ownership is retained by the Company. While the buyer will perform all sales efforts and activities around foreign currency risk management, support for the majority of operational / back office activities will be provided by the Company through the ongoing arrangement.

Step 3: Are the continuing cash flows significant?

Yes. The Company estimates that the continuing cash outflows are in excess of 20% of the cash outflows that would have been incurred by the GSS business absent the sale transaction and are expected to continue for the duration of the five year outsourcing agreement. The Company estimates that the cash inflows are less than 10% of the cash inflows that would have been generated by the GSS business absent the sale transaction, but are also expected to continue for the duration of the five year outsourcing arrangement. The Company believes that continuing cash flows are significant.

Based upon the qualitative and quantitative factors of the analysis the Company has determined that there are significant continuing cash inflows and outflows with the disposed entity.

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October 18, 2013

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

The Company believes that the nature of the services described above is significant to the ongoing operations. The Company also notes that the outsourcing arrangement is for a period of five years and therefore is not considered by the Company to be a short transition arrangement. While the buyer has the ability to bring these activities in house and reduce the duration of the outsource arrangement, there was no expectation by the Company at the time of the sale or currently that the buyer intends to bring these activities in house.

Based on the significance of the continuing cash flows as well as the services continuing to be provided and the duration of the period during which they are expected to occur, the Company believes that we continue to have significant continuing involvement in the operations of GSS based on the guidance in ASC 205-20-45-1 and 55-17.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Michael A. DeSimone, Borderfree, Inc.

Edwin A. Neumann, Borderfree, Inc.

Mark J. Macenka, Goodwin Procter LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation